Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES FIRST QUARTER RESULTS
- Cash Reserves Up By 29%; Book-To-Bill Ratio Well Above 1 -

TEL-AVIV, Israel – April 27, 2009— RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced its unaudited financial results for the first quarter ended March 31, 2009.

Financial Results

Revenues for the first quarter of 2009 were $2.0 million compared with $4.5 million for the first quarter of 2008, and the Company’s book-to-bill ratio for the period was well above 1.

On the basis of U.S. generally accepted accounting principles (GAAP), net loss for the quarter was $(1.5) million, or $(0.30) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $87,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R").  This compared to a net loss of $(0.9) million), or $(0.18) per ordinary share (basic and diluted), in the first quarter of 2008, which included non-cash share-based compensation expense of $157,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results.  On a non-GAAP basis, RADCOM’s net loss for the first quarter of 2009 was $(1.4 million), or $(0.28) per ordinary share (basic and diluted). This compares to a non-GAAP net loss of  $(0.7 million), or $(0.17) per ordinary share (basic and diluted), for the first quarter of 2008.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “During the first quarter, we achieved a strong level of bookings and increased our cash reserves by 29%, accomplishments which we believe indicate the Company’s current stability and future potential. Our current backlog includes a number of large, high-quality deals from Tier I customers whose revenues we expect to recognize later in the year, and we continue to book business with both repeat and new customers. This demonstrates the success of a strategy focused on customer satisfaction and emerging markets, especially Latin America and the Far East. In parallel, with the goal of returning to profitability as soon as possible, we continue with efficiency measures that are reducing our operating expenses.”

Mr. Ripstein concluded, “In summary, we believe that the company is following a path that will lead us back to growth.”

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance.  By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended March 31,
	2009[a]	2008[b]
	(unaudited)	(unaudited)
Sales	$2,018	$4,518
Cost of sales	790	1,549
Gross profit	1,228	2,969

Research and development, gross	1,062	1,813
Less - royalty-bearing participation	400	542
Research and development, net	662	1,271

Sales and marketing	1,514	2,043
General and administrative	416	619
Total operating expenses	2,592	3,933
Operating loss	(1,364)	(964)

Financing income, net	(137)	109

Net loss	(1,501)	(855)

Net loss per ordinary share (basic and diluted)	$(0.30)	$(0.18)
Weighted average number of ordinary shares used in computing net loss per share (basic and diluted)	5,081,426	4,747,489

Notes:
a: The Company’s results for the first quarter of 2009 according to U.S. GAAP include non-cash share-based compensation expense of $87,000 allocated as follows: $3,000 to cost of sales, $23,000 to research and development, $31,000 to sales and marketing and $30,000 to general and administrative.  Non-GAAP results for the period do not include these share-based compensation expenses.

b: The Company’s results for the first quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $157,000 allocated as follows: $6,000 to cost of sales, $29,000 to research and development, $48,000 to sales and marketing and $74,000 to general and administrative.  Non-GAAP results for the period do not include these share-based compensation expenses.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	March 31, 2009	December 31, 2008
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	4,539	3,513
Trade receivables, net	4,638	7,118
Inventories	2,950	2,752
Other current assets	1,265	973

Total Current Assets	13,392	14,356

Assets held for severance benefits	1,985	2,496

Property and equipment, net	881	989

Total Assets	16,258	17,841

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,188	2,121
Current deferred revenue	1,326	1,057
Current maturities of long-term loan	1,417	1,167
Other payables and accrued expenses	3,946	3,817
Total Current Liabilities	8,877	8,162

Long-Term Liabilities
Long-term deferred revenue	261	277

Venture loan Less - current maturities	987	1,152
Liability for employees’ severance pay benefits	2,596	3,265
Total Long-Term Liabilities	3,844	4,694

Total Liabilities	12,721	12,856

Shareholders' Equity
Share capital	176	176
Additional paid-in capital	51,295	51,474
Accumulated deficit	(47,934)	(46,665)
Total Shareholders' Equity	3,537	4,985

Total Liabilities and Shareholders' Equity	16,258	17,841